

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 24, 2017

<u>Via E-mail</u>
Gerard Stascausky
Managing Director, Iron Bridge Management Group, LLC
Iron Bridge Mortgage Fund LLC
9755 SW Barnes Road, Suite 420
Portland, Oregon 97225

> **Re:** **Iron Bridge Mortgage Fund LLC**
> **Amendment No. 2 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted October 16, 2017**
> **CIK No. 0001462371**

Dear Stascausky:

We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

<u>Cover page</u>

1. Please revise your cover page to state that you are not an investment company and investors will not have the protections provided under the Investment Company Act of 1940.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Wilson K. Lee Wilson K. Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel, Office of Real
Estate and Commodities

cc: Gregory E. Struxness
        Ater Wynne LLP